January 31, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  RPM Dental, Inc.
        Amendment No. 2 to Registration Statement on Form S-1
        Filed December 22, 2010
        File No. 333-168895

Dear Mr. Houseal:

We represent RPM Dental, Inc. (“RPM” or, the “Company,” “we,” “us,” or “our”).  By letter dated January 7, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on December 22, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-6

1.	We have reviewed your revised revenue recognition policy in response to our prior comment number 5. Please address the following items:

•
Your recognition of the one-time setup fee when received remains unclear to us.  We repeat our prior comment to tell us the accounting guidance that you have cited to recognize this fee upfront, rather than over the expected customer relationship term.  In this regard, explain whether you believe the services or products provided upfront have stand alone value.   In addition, tell us how you considered SAB Topic 13Af, question 1.

Answer: Revenue is recognized when it is realized or realizable as earned. RPM Systems considers revenue realized or realizable as earned when persuasive evidence of an arrangement exists, services have been provided, the seller’s price to the buyer is fixed or determinable, and collectability is reasonably assured.

RPM charges a onetime, non refundable $1,500 “setup fee” for each new customer entering into an arrangement to provide marketing solutions services and is recognized when received.  We believe the services provided upfront have stand alone value because the “setup fee” relates to the upfront labor intensive work of retrieving the customer database from the dentist’s computer system, uploading the database into the RPM Dental email database, uploading and/or creating pictures and logos for the dentist’s email template, creating the complete email template for the dentist, and running test to ensure all systems are functional prior to official launch.  Since the services provided have stand alone value as discussed in SAB Topic 13Af, question 1, then the “setup fee” should be recognized when received.

•
We note you have expanded your disclosure to discuss the recognition of monthly “maintenance fees.”  Please enhance your disclosure to expand upon your disclosure that revenue is recognized when the customer has received the newsletter.  That is, it is unclear if you are referring to your customers or your customers’ clients.  Please clarify if this monthly fee consists of one newsletter per month or multiple newsletters.  Also clarify your statement that revenue is recognized after the customer has agreed to the terms, including the cost.  In this regard, you disclose that the monthly maintenance fee is $250.

Answer: The terms of the arrangement require the customer to pay a monthly $250 “maintenance fee” that is adequate to cover the costs for the RPM e-mail newsletter service  This is a service that sends out newsletters to the customer’s clients.  The monthly maintenance fees are recognized when received which is after the customer has agreed to the terms (including the cost), and the customer’s clients have received the newsletter.  Customers do not sign contracts and are charged on a month-to-month basis.  None of our services are refundable, but can be cancelled at any time by the customer.

•	We repeat our prior comment to expand your disclosures to clarify if you bill monthly maintenance fees at the end of the month as services have been provided or at the beginning of the upcoming month.

Answer: The monthly maintenance fees are billed at the end of the month for services rendered in the previous month after the client has received their monthly e-mail newsletter.

•
Please disclose in your filing a discussion of the nature of your additional advertising services that you provide through the internet.  Expand upon your disclosure that revenue is recognized once the advertising services have been provided to the client.  Please clarify if you have earned any revenue to date from these additional advertising services.

Answer: Any additional fees charged to customers relate to additional advertising services provided through the internet.  The nature of these services include ad and video campaigns geared to optimize web page rankings for dentists across the country on search engines such as www.google.com; www.yahoo.com; and www.bing.com. These services also would be charged on a month-to-month basis.  These criteria are assumed to have been met if a customer orders the advertising service, agrees to the price, the advertising service has been provided to the client, and RPM reasonably expects payment. There was  no revenue from advertising services as of September 30, 2010.  There was no deferred revenue as of September 30, 2010.

Note 2 – Major Customers, page F-8

2.	We note your revised disclosure in response to our prior comment number 6 identifies six customers, but you disclose there are seven major customers. Please advise or revise accordingly.

Answer:  We have revised this section to properly disclose that there are six major customers.

Financial Statements – September 30, 2010

Consolidated Statements of Cash Flows, page F-12

3.	We note your disclosure of loan borrowings in Note 6 on page F-17. Please tell us your consideration of including these transactions in your statement of cash flows. Refer to ASC 230-10-45-14 and 15.

Answer: We have included the loan borrowings disclosed in Note 6 in our statement of cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of  Operations

Results of Operations

Period Ended December 31, 2009, page 13

4.
We note your revised disclosures in response to our prior comment number 8.  Please tell us the nature of the software amount that you have included in general and administrative expenses.  Also, in your response, clarify why this amount is recorded in general and administrative, rather than cost of revenue.

Answer: We have disclosed the nature of the software amount and have revised our disclosure to record this amount in cost of revenue.

Liquidity, page 14

5.
It is unclear to us how you have responded to our prior comment number 10.  We repeat our prior comment to provide a discussion and analysis of cash flows.  Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV.B of SEC Release 33-8350.  This discussion should include each period presented in your financial statements.

Answer:  We have revised our disclosure to provide a discussion and analysis of cash flows.

Executive Compensation, page 16

6.
Please be sure that your amended filing includes the executive compensation data required under Items 402(m) through (r) of Regulation S-K for your most recently completed fiscal year.  For guidance, see Question 117.05 of Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Answer: We have amended our filing to include the executive compensation data for our most recently completed fiscal year.